EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA,

domiciled in Arizona

STANDARD SEGMENT OPTION RIDER

This Rider is part of your Contract, and its provisions apply in lieu of any Contract provisions to the contrary. There are new definitions in this Rider that are applicable to Standard Segments which are introduced below. In this Rider, “we”, “our” and “us” mean Equitable Financial Life Insurance Company of America, “you” and “your” mean the Owner and “Rider” means this Rider.

This Rider is effective immediately.

The following is added to the definition of Segment Rate of Return:

SECTION [2.01(n)] SEGMENT RATE OF RETURN

For the Standard Segment Option, your Segment Rate of Return is determined as follows:

If the Index Performance Rate multiplied by the Participation Rate:	Then the Segment Rate of Return will be:

Exceeds the Performance Cap Rate	Equal to the Performance Cap Rate[, minus the Return of Premium Death Benefit (“ROP DB”) Rider Charge cumulative percentage described in Section III of the ROP DB Rider if the ROP DB Rider is elected].

Is positive but is less than or equal to the Performance Cap Rate	Equal to the Index Performance Rate multiplied by the Participation Rate[, minus the ROP DB Rider Charge cumulative percentage described in Section III of the ROP DB Rider if the ROP DB Rider is elected].

Is between zero and the Segment Buffer inclusive	Equal to 0%[, minus the ROP DB Rider Charge cumulative percentage described in Section III of the ROP DB Rider if the ROP DB Rider is elected].

Is more negative than the Segment Buffer	Negative, to the extent the percentage decline exceeds the Segment Buffer[, minus the ROP DB Rider Charge cumulative percentage described in Section III of the ROP DB Rider if the ROP DB Rider is elected].

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The following is added to the Segment Interim Value section:

SECTION [2.04] SEGMENT INTERIM VALUE

For the Standard Segment Option, at the time the Segment Interim Value is determined, the Fair Value of Hypothetical Derivatives is calculated using an option pricing model for valuing three different hypothetical options: (1) buying an At-the-Money Call Option, (2) selling an Out-of-the-Money Call Option, and (3) selling an Out-of-the-Money Put Option.

At-the-Money Call Option gives the right to buy the relevant Index equal to the Segment Investment on the scheduled Segment Maturity Date, at the Index price on the Segment Start Date.

Out-of-the-Money Call Option gives the right to buy the relevant Index equal to the Segment Investment on the scheduled Segment Maturity Date, at the Index price on the Segment Start Date increased by the Performance Cap Rate.

Out-of-the-Money Put Option gives the right to sell the relevant Index equal to the Segment Investment on the scheduled Segment Maturity Date, at the Index price on the Segment Start Date decreased by the Segment Buffer.

RIDER CHARGE

There is no charge for this Rider.

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

[	[
Mark Pearson, Chief Executive Officer]	José Ramón González Chief Legal Officer and Secretary]

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